                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                                   IHOP Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   449623-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 27, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:                                  [ ] Rule 13d-1(b)
                                                               [X] Rule 13d-1(c)
                                                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Person Authorized to Receive Notices and Communications:

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562

                                  SCHEDULE 13G

CUSIP No. - 449623-10-7                                        Page 2 of 7 Pages
--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  MSD Capital, L.P., a Delaware limited partnership
                  74-2880190
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) |X|

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OR ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
           NUMBER OF                  5      SOLE VOTING POWER
             SHARES
          BENEFICIALLY                       0
            OWNED BY                  ------------------------------------------
              EACH                    6      SHARED VOTING POWER
           REPORTING
             PERSON                          1,923,800
              WITH                    ------------------------------------------
                                      7      SOLE DISPOSITIVE POWER

                                             0
                                      ------------------------------------------
                                      8      SHARED DISPOSITIVE POWER          -

                                             1,923,800
--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,923,800
--------------------------------------------------------------------------------
      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES                                                         [ ]


--------------------------------------------------------------------------------
      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.2%
--------------------------------------------------------------------------------
      12      TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. - 449623-10-7                                        Page 3 of 7 Pages
--------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  MSD SBI, L.P., a Delaware limited partnership
                  61-1420251
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OR ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
           NUMBER OF                  5      SOLE VOTING POWER
             SHARES
          BENEFICIALLY                       0
            OWNED BY                  ------------------------------------------
              EACH                    6      SHARED VOTING POWER
           REPORTING
             PERSON                          1,923,800
              WITH                    ------------------------------------------
                                      7      SOLE DISPOSITIVE POWER

                                             0
                                      ------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             1,923,800
--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,923,800
--------------------------------------------------------------------------------
      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES                                                        [ ]


--------------------------------------------------------------------------------
      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.2%
--------------------------------------------------------------------------------
      12      TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                                               Page 4 of 7 Pages

Item 1(a)         Name of Issuer:

                  IHOP Corp.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  450 North Brand Boulevard
                  Glendale, California  91203-1903

Item 2(a)         Names of Persons Filing:

                  MSD Capital, L.P.
                  MSD SBI, L.P.

Item 2(b)         Addresses of Principal Business Offices:

                  MSD Capital, L.P.
                  645 Fifth Avenue, 21st Floor
                  New York, New York 10022

                  MSD SBI, L.P.
                  645 Fifth Avenue, 21st Floor
                  New York, New York 10022

Item 2(c)         Citizenship:

                  MSD Capital, L.P. - Delaware
                  MSD SBI, L.P. - Delaware

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  449623-10-7

                                                               Page 5 of 7 Pages

Item 3            Status of Persons Filing:

                  (a)    [  ] Broker or dealer registered under section 15 of
                              the Act (15 U.S.C. 78o);
                  (b)    [  ] Bank as defined in section 3(a)(6) of the Act
                              (15 U.S.C. 78c);
                  (c)    [  ] Insurance company as defined in section 3(a)(19)
                              of the Act (15 U.S.C. 78c);
                  (d)    [  ] Investment company registered under section 8 of
                              the Investment Company Act of 1940 (15 U.S.C. 80a-8);
                  (e)    [  ] An investment adviser in accordance with Section
                              240.13d-1(b)(1)(ii)(E);
                  (f)    [  ] An employee benefit plan or endowment fund in
                              accordance with Section 240.13d-1(b)(1)(ii)(F);
                  (g)    [  ] A parent holding company or control person in
                              accordance with Section 240.13d-1(b)(1)(ii)(G);
                  (h)    [  ] A savings association as defined in Section 3(b)
                              of the Federal Deposit Insurance Act (12 U.S.C.
                              1813);
                  (i)    [  ] A church plan that is excluded from the definition
                              of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                  (j)    [  ] Group, in accordance with Section
                              240.13d-1(b)(1)(ii)(J).

Item 4            Ownership:

                  (a) As of January 27, 2003, MSD SBI, L.P., a Delaware limited partnership ("SBI"), was the record and beneficial owner of 1,923,800 shares (the "Shares") of Common Stock of IHOP Corp. MSD Capital, L.P., a Delaware limited partnership ("MSD"), is the general partner of SBI, and therefore may be deemed to be the indirect beneficial owner of the Shares. MSD Capital Management LLC is the general partner of MSD.

                  (b)    Percent of Class: 9.2%.

                  (c)    Number of shares as to which the person has:

                         (i)   sole power to vote or to direct the vote:

                                    0

                         (ii)  shared power to vote or to direct the vote:

                                    MSD Capital, L.P. - 1,923,800
                                    MSD SBI, L.P. - 1,923,800

                         (iii) sole power to dispose or to direct the
                               disposition of:

                                    0

                         (iv) shared power to dispose or to direct the disposition of:

                                    MSD Capital, L.P. - 1,923,800
                                    MSD SBI, L.P. - 1,923,800

                                                               Page 6 of 7 Pages

Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 7 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2003


                          MSD CAPITAL, L.P.

                          By:  MSD Capital Management LLC, its general partner


                               By:  /s/ MARC R. LISKER
                                    --------------------------------------------
                                    Marc R. Lisker
                                    General Counsel


                          MSD SBI, L.P.

                          By:  MSD Capital, L.P., its general partner


                               By:  /s/ MARC R. LISKER
                                    --------------------------------------------
                                    Marc R. Lisker
                                    General Counsel

                                INDEX TO EXHIBITS

         EXHIBIT
         NUMBER                                DESCRIPTION
         -------                               -----------
         Exhibit A.        Joint Filing Agreement, dated February 3, 2003,
                           entered into by and between MSD Capital, L.P. and MSD
                           SBI, L.P.